# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Melting Forest, Inc.
226 N Maple St
Corona, CA 92878
https://meltingforest.com

Up to $1,234,986.88 in Common Stock at $6.64
Minimum Target Amount: $14,999.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Melting Forest, Inc.
Address: 226 N Maple St, Corona, CA 92878
State of Incorporation: DE
Date Incorporated: August 23, 2023

## Terms:

Equity

Offering Minimum: $14,999.76 | 2,259 shares of Common Stock
Offering Maximum: $1,234,986.88 | 185,992 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.64
Minimum Investment Amount (per investor): $491.36

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.


### Investment Incentives and Bonuses*

Loyalty Bonus

As you are a member of the CBD living email subscription, friend, or family member of Melting Forest, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 3 weeks and receive 7% bonus shares.

Early Bird 3: Invest $10,000+ within the first 3 weeks and receive 10% bonus shares.

Early Bird 4: Invest $20,000+ within the first 3 weeks and receive 15% bonus shares.

Early Bird 5: Invest $50,000+ within the first 3 weeks and receive 25% bonus shares.

Early Bird 6: Invest $100,000+ within the first 3 weeks and receive 35% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a 20% discount on products for 1 year** + an exclusive investor kit.

Tier 2 Perk: Invest $5,000+ and receive a 25% discount on products for 1 year** + an exclusive investor kit + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a 30% discount on products for 1 year** + an exclusive investor kit + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive a 35% discount on products for 2 years** + an exclusive investor kit + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive a 35% discount on products for 2 years** + an exclusive investor kit, + an exclusive invite to a private investor dinner with the leadership team** + 20% bonus shares.

**Flights & boarding not included

**Product discounts do not stack on top of any sale or promotional items

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Melting Forest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $664. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

### Company Overview

Melting Forest, Inc. (or the "Company") is a wellness company focused on providing health-conscious consumers with a variety of products made from powerful adaptogens and clean ingredients. Our offerings include sparkling beverages, gummies, and nootropic mushrooms designed to enhance well-being. Our products are available in over 500 stores across the U.S., including major distributors such as UNFI, KEHE, and C&S Wholesale. We also have strong relationships with retailers, such as 7-Eleven, and notable e-commerce platforms like Amazon. Our mission is to blend ancient wisdom with modern science to promote holistic health and wellness.

### Business Model

Melting Forest operates on a transparent and data-driven approach, utilizing a multi-faceted marketing strategy to drive brand awareness and product trials. Our business model focuses on creating delicious and functional wellness products that meet the growing demand for natural and effective health solutions. We leverage partnerships with major distributors and retailers to ensure wide availability and strategic expansion. Our commitment to sustainability and premium ingredients positions us as a leader in the functional wellness space, catering to consumers seeking holistic and science-backed health products.

### Intellectual Property

Melting Forest's intellectual property portfolio includes proprietary formulas for our adaptogenic beverages, gummies, and nootropic products. We have developed unique blends that harness the benefits of Beta-Glucans and other functional ingredients, ensuring efficacy and consumer satisfaction. Our focus on continuous innovation and product development shows that we strive to stay ahead of industry trends and consumer needs.

### Competitors and Industry

### Competitors

In the booming wellness market, Melting Forest faces competition from both established brands and emerging startups. Key competitors include Four Sigmatic, GT's Kombucha, and REBBL, all of which offer functional beverages and health products. However, Melting Forest differentiates itself through its unique blend of adaptogens, nootropics, and commitment to clean, efficacious ingredients. We believe our strategic partnerships with major distributors and retailers, along with our focus on sustainability and consumer education, give us a competitive edge in the rapidly growing wellness industry.

Industry

The global wellness industry is valued at $5.61 trillion as of 2022 and is projected to reach $8.47 trillion by 2027, growing at a CAGR of 8.6%. Consumers are increasingly seeking natural solutions for stress, sleep, energy, and overall well-being. The functional beverage market, a key segment of the wellness industry, is experiencing significant growth due to rising demand for health-conscious and multi-benefit products. Melting Forest believes it's well-positioned to capitalize on these trends, offering products that align with consumer preferences for natural and effective health solutions.

Source: https://www.statista.com/statistics/491362/health-wellness-market-value/#:~:text=Wellness%20market%20value%20worldwide%202017%2D2027&text=The%20size%20of%20the%20wellness, trillion%20U.S.%20dollars%20by%202027.

### Current Stage and Roadmap

#### Current Stage

Melting Forest is in the growth stage, having successfully launched in over 500 stores nationwide. We are currently focused on expanding our presence on the West Coast, with plans to enter the Midwest in 2024 and the East Coast in 2025. Our distribution network includes partnerships with major distributors like UNFI, KEHE, and C&S Wholesale. We have also secured early retail partnerships with Amazon, 7-Eleven, and other prominent retailers.

#### Future Roadmap

Looking ahead, Melting Forest aims to continue its national expansion and enter international markets, including Canada and the UK, leveraging existing business relationships. We plan to broaden our product offerings beyond beverages to include gummies and coffee, all infused with functional adaptogens and nootropics. Our focus on sustainability and premium ingredients will remain central to our brand. We are committed to driving innovation in the wellness industry, enhancing our marketing strategies, and forging new partnerships to reach a wider audience and solidify our position as a leader in holistic health solutions.

## The Team

### Officers and Directors

Name: Sean McDonald

Sean McDonald's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Sean owns the mission as CEO and also serves on the board. He does not currently receive compensation and owns 35% of the Company's equity. He works full time for Melting Forest, more than 40 hours a week, and spends 5 hours a week working as COO for Water for Living LLC

Other business experience in the past three years:

- Employer: Water for Living LLC
  Title: Chief Operating Officer
  Dates of Service: September, 2016 - December, 2023
  Responsibilities: Operations and Purchasing

Name: David Martin

David Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: July, 2023 - Present
  Responsibilities: David manages all aspects of sales and distribution as it relates to generating ROI for the company. He receives an annual salary of $120,000 and owns 3% of the company's equity.

Other business experience in the past three years:

- Employer: Dam Brands LLC
  Title: Partner
  Dates of Service: February, 2020 - Present
  Responsibilities: David operates as a General Manager, President, VP of Sales or Janitor for small upstart companies. Focused on brand strategy, driving competitive advantages and profitable growth.

Other business experience in the past three years:

- Employer: Rowdy Beverage Inc
  Title: Vice President; Sales
  Dates of Service: February, 2020 - November, 2021
  Responsibilities: David built out and implemented Sales & Marketing strategies to include channel economics, D&P structure, routes-to-market, retail priorities, geographical overlay's, field marketing and consumer messaging. He led small team delivering $1.3MM in 2020, while unilaterally setting company up w/ 25k points of distribution in 2021 resulting in $11MM (est). He created strategic distribution alliance between retailer warehouse partnerships and broad line grocers such as DPI, Jake's, KeHE Foods, UNFI, Affiliated, AMCON, Core-Mark, Eby Brown, Hackney & McLane. David also obtained distribution among 6 of the Top 10 Convenience and 6 of the Top 10 Grocery Retailers to include the likes of 7-Eleven, Albertsons's/Safeway, Casey's, CVS, Food Lion, HEB, Kroger, Kwik Trip, Murphy USA, Publix, Quik Trip, Walmart & Wawa.

Name: Virginia Provencio

Virginia Provencio's current primary role is with Water for Living LLC. Virginia Provencio currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Board Member (Part Time)
  Dates of Service: August, 2023 - Present
  Responsibilities: Virginia is involved in all financial decisions within the company. She does not receive compensation.

Other business experience in the past three years:

- Employer: Water for Living LLC
  Title: Owner
  Dates of Service: April, 2014 - Present
  Responsibilities: Virginia is the Owner and CFO of Water for Living involved in all aspects of running the business and decision making.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are an early stage company and have not yet generated any profits**
Melting Forest, Inc. was formed on August 23, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Melting Forest has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

**We are an early stage company and have limited revenue and operating history**
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Melting Forest is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**Intense Market Competition**
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

**Vulnerability to Economic Conditions**
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic

environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain and Ingredient Sourcing

Melting Forest's reliance on specialized adaptogenic and nootropic ingredients poses a risk due to potential global supply chain disruptions, supplier dependence, quality control issues, regulatory changes, environmental impacts, and market competition. Any interruptions or variability in ingredient supply can affect product availability, costs, and quality, potentially leading to delays, increased expenses, and reputational damage. To mitigate these risks, the company is diversifying its supplier base, implementing robust quality assurance programs, negotiating long-term contracts, investing in sustainable practices, and staying proactive about regulatory compliance to ensure stable and consistent sourcing of key ingredients.

Consumer Health Trends and Market Preferences

Melting Forest faces risks from rapid shifts in consumer preferences and health trends within the dynamic wellness industry. These include potential declines in the popularity of adaptogens and nootropics, increasing market competition, the need for significant consumer education, changes in dietary and lifestyle habits, and maintaining brand trust. To mitigate these risks, the company focuses on continuous innovation, market research, consumer engagement, strong branding, and flexibility in product development and marketing strategies, ensuring it remains relevant and competitive.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Virginia Provencio | 600,000 | Common Stock | 50.13% |
| Sean McDonald | 400,000 | Common Stock | 33.42% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 185,992 of Common Stock.

### Common Stock

The amount of security authorized is 10,000,000 with a total of 1,352,386 outstanding.

### Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

### Material Rights

The total amount outstanding includes 150,000 shares to be issued pursuant to stock options, reserved but unissued.

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $693,000.00
  Number of Securities Sold: 202,386
  Use of proceeds: Working capital
  Date: September 13, 2024
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $200,100.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Founder stock grant
  Date: August 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

How long can the business operate without revenue:

Melting Forest can operate for six months without revenue generation. This is based on a current monthly burn rate of $25,000 for expenses related to inventory and marketing.

Foreseeable major expenses based on projections:

The major expenses include the costs of increasing production and marketing.

Inventory and Production Costs: As we expand our product line and increase distribution, a significant portion of our budget will be allocated to manufacturing and sourcing ingredients for our beverages, gummies, and other wellness products. This includes raw materials, production labor, and packaging. The total 2025 cost of goods is estimated at $2M.

Marketing and Advertising: To build brand awareness and drive sales, we will invest heavily in marketing and advertising. This includes digital marketing campaigns, social media promotions, influencer partnerships, and traditional advertising channels. We will also allocate funds for consumer education initiatives to inform our target audience about the benefits of adaptogens and nootropics. In 2025, we anticipate spending $654,000 towards marketing in total.

Future operational challenges:

We anticipate challenges in increasing production to meet consumer demand.

Scaling Manufacturing Capabilities: As demand for our products increases, scaling our manufacturing capabilities to keep pace presents a significant challenge. This includes finding and contracting with additional manufacturing partners, ensuring they can meet our quality standards, and managing the logistics of increased production volumes.

Quality Control and Consistency: Maintaining high product quality and consistency is crucial as we scale production. Increased production runs heighten the risk of variability in product quality. Ensuring strict quality control measures and adherence to regulatory standards across multiple production sites can be complex and resource-intensive.

Supply Chain Management: Securing a steady supply of high-quality raw materials is critical. We rely on specialized adaptogenic and nootropic ingredients, which may have limited suppliers. Any disruptions in the supply chain, such as shortages, price fluctuations, or logistical delays, can impact our production schedule and ability to meet demand.

Logistics and Distribution: As production increases, so do the complexities of logistics and distribution. Efficiently managing the warehousing, transportation, and delivery of larger quantities of products to a growing number of retailers across different regions can be challenging. Delays or inefficiencies in logistics can lead to stockouts, missed sales opportunities, and increased operational costs.

Maintaining Supplier Relationships: Our relationships with suppliers are critical for obtaining high-quality ingredients at competitive prices. As demand grows, we need to manage these relationships carefully to ensure they can scale alongside us without compromising on quality or increasing costs.

Future challenges related to capital resources:

The Company's expenditures to support its growth may be greater than anticipated if unforeseen difficulties arise. When the Company requires additional funds, the Company cannot be certain that the additional funding will be available when needed or on terms acceptable to the Company. Some potential avenues for funding would be debt financing or purchase order financing.

Future milestones and events:

The Company's results can be impacted by a number of macroeconomic factors. For example, economic uncertainty may reduce consumer spending on beverage products. Shifts in consumer spending could result in increased pressure from competitors or customers to reduce the prices of some of the Company's products and/or limit the Company's ability to increase or maintain prices, which could lower the Company's overall revenues and profitability. Further, the raw materials used for the production of the Company's products are susceptible to significant fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, price controls and general economic conditions. Raw material supply shortages and resulting price increases could adversely impact the Company's profitability.

That being said, we are looking to expand into traditional retail grocers in 2025 and 2026. Currently, our 2024 focus is in the Natural Specialty Channel.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of $75k cash on hand and $202k in open receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Production, Sales, and Marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign arenecessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for six months. This is based on a current monthly burn rate of $25,000 for expenses related to inventory and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months.

This is based on a current monthly burn rate of $25,000 for expenses related to inventory and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions and lines of credit.

## Indebtedness

- Creditor: Virginia Provencio
  Amount Owed: $48,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024

## Related Party Transactions

- Name of Person: Virginia Provencio
  Relationship to Company: Chief Financial Officer, Board Member (Part Time), Principal Security Shareholder
  Nature / amount of interest in the transaction: Virginia is Chief Financial Officer, Board Member (Part Time) and owns 52% of the company's current voting power.
  Material Terms: The Company had outstanding loans payable to Virginia Provencio in the amount of $48,000. The loan bears zero interest and payable on or before December 31, 2024.

## Valuation

Pre-Money Valuation: $8,979,843.04

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or issued; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) any shares reserved for issuance under a stock plan are included in the fully diluted stock calculation.

The total number of shares outstanding on a fully diluted basis (1,352,386) includes 1,202,386 shares issued and 150,000 shares to be issued pursuant to stock options, reserved but unissued.

## Use of Proceeds

If we raise the Target Offering Amount of $14,999.76 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,986.88, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use funds raised for market and customer research, new product development and market testing.

- Inventory
  55.0%

We will use funds raised to purchase inventory for the Company's product in preparation of expanding inventory.

- Company Employment
  10.0%
  We will use funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service. Wages to be commensurate with training, experience and position.

- Working Capital
  23.5%
  We will use funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://meltingforest.com (meltingforest.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/meltingforest

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Melting Forest, Inc.

[See attached]

Melting Forest, Inc.
(the "Company")
a Delaware Corporation


Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to March 31, 2024

# Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk &  Compliance Professionals

_____

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Melting Forest, Inc. Management

We have reviewed the accompanying financial statements of Melting Forest, Inc. (the Company) which comprise the statement of financial position as of inception to March 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 08, 2024

# MELTING FOREST, INC.
## STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

|  | As of March 31, 2024 | Inception to Dec. 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| *Current Assets:* | | |
| Cash and Cash Equivalents | 108,420 | 185,184 |
| Accounts Receivable | 41,883 | 4,446 |
| Other Current Assets | - | - |
| *Total Current Assets* | 150,303 | 189,630 |
| *Non-Current Assets:* | | |
| Other Non-Current Assets | - | - |
| *Total Non-Current Assets* | - | - |
| **TOTAL ASSETS** | 150,303 | 189,630 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| *Current Liabilities:* | | |
| Accounts Payable | 2,470 | - |
| Accrued Expenses and Other Payables | 41,008 | 19,237 |
| Shareholders Loans Payable | 48,000 | - |
| *Total Current Liabilities* | 91,479 | 19,237 |
| *Non-Current Liabilities:* | | |
| Other Non-Current Liabilities | - | - |
| *Total Non-Current Liabilities* | - | - |
| *TOTAL LIABILITIES* | 91,479 | 19,237 |
| **EQUITY** | | |
| Common Stock | 1,062 | 1,033 |
| Additional Paid-In Capital | 573,938 | 398,967 |
| Retained Earnings | (516,176) | (229,607) |
| *TOTAL EQUITY* | 58,824 | 170,393 |
| **TOTAL LIABILITIES AND EQUITY** | 150,303 | 189,630 |

## MELTING FOREST, INC.
## STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | As of March 31, 2024 | Inception to Year Ended December 31, 2023 |
|---|---|---|
| **Revenues** | | |
| **Net Sales** | 74,227 | 4,446 |
| **Cost of Goods Sold** | 130,891 | 66,007 |
| **Gross Profit** | (56,664) | (61,561) |
| **Operating Expenses** | | |
| General and Administrative Expense | 185,337 | 146,735 |
| Advertising and Marketing Expense | 44,786 | 21,311 |
| *Total Operating Expenses* | 230,123 | 168,046 |
| *Total Loss from Operations* | (286,787) | (229,607) |
| *Other Income/Expense* | | |
| Other Income | (300) | 0 |
| Other Expense | 82 | 0 |
| *Total Other Income/Expense* | (218) | 0 |
| Earnings Before Income Taxes, Depreciation, and Amortization | (286,569) | (229,607) |
| **Depreciation/Amortization** | 0 | 0 |
| *Net Income (Loss)* | (286,569) | (229,607) |

## MELTING FOREST, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | | | |
| Inception - Aug. 23, 2023 | - | - | - | - | - |
| Issuance of Common Stock | 1,033,445 | 1,033 | 398,967 | - | 400,000 |
| Net income (loss) | - | - | - | (229,607) | (229,607) |
| Ending balance at 12/31/23 | 1,033,445 | 1,033 | 398,967 | (229,607) | 170,393 |
| Issuance of Common Stock | 29,264 | 29 | 174,971 | - | 175,000 |
| Net income (loss) | - | - | - | (286,569) | (286,569) |
| Ending balance at 3/31/24 | 1,062,709 | 1,062 | 573,938 | (516,176) | 58,824 |

**MELTING FOREST, INC.**
**STATEMENT OF CASH FLOWS**

See Accompanying Notes to these Unaudited Financial Statements

|  | As of March 31, 2024 | Inception to Year Ended December 31, 2023 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (286,569) | (229,607) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Receivable | (37,437) | (4,446) |
| Accrued Expenses and Other Payables | 21,772 | 19,237 |
| Accounts Payable | 2,470 | - |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | (13,194) | 14,791 |
| *Net Cash provided by (used in) Operating Activities* | (299,763) | (214,816) |
| **INVESTING ACTIVITIES** | | |
| Other Non-Current Assets | - | - |
| *Net Cash provided by (used in) Investing Activities* | - | - |
| **FINANCING ACTIVITIES** | | |
| Common Stock | 29 | 1,033 |
| Additional Paid-In Capital | 174,971 | 398,967 |
| Shareholders Loans Payable | 48,000 | - |
| *Net Cash provided by (used in) Financing Activities* | 223,000 | 400,000 |
| Cash at the beginning of period | 185,184 | - |
| Net Cash increase (decrease) for period | (76,763) | 185,184 |
| Cash at end of period | 108,420 | 185,184 |

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Melting Forest, Inc. ("the Company") was formed in Delaware on August 23, 2023. The Company plans to earn revenue by selling a variety of functional products with the benefits of Mushrooms like beverages and gummies sold to retailers, distributors and the public. The Company's headquarter in the State of Delaware is 8 The Green, STE B, Dover, DE 19901, Kent County.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.  Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses.  The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.  Considering these factors, there is substantial doubt about the company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and March 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $108,420 and $185,184 in cash and cash equivalents as of March 31, 2024 and December 31, 2023, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling functional mushroom products to distributors, retailers, and the public. The Company's payments are generally collected upon delivery of product. Its primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

## Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

## General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

## Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding loans payable to Virginia Provencio, one of the Company founders, in the amount of $48,000. The loan bears zero interest and payable on or before December 31, 2024.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

The Company had no outstanding liabilities as of March 31, 2024 except for the trade payables and shareholders loans payable. - See Note 3 on Related Party Transactions.

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.001 per share. 1,062,709 shares were issued and outstanding as of March 31, 2024.

DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

RESERVES: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends' or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

TRANSFERS: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

## NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to March 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 08, 2024, the date these financial statements were available to be issued.

In May 2024, the Company issued additional shares of 25,084 common stock for a total investment amount of $150,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

Log In

GET A PIECE OF MELTING FOREST

# Step into the Forest™

Melting Forest is an innovative wellness company who caters to health-conscious consumers and those looking to improve their life through boosting immunity and reducing stress levels. We have an eclectic offering of various products made from powerful adaptogens, function...

**Show more**

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ZERO SUGAR
Melting Forest
MUSHROOM ENERGY

$19,978.02 Raised

OVERVIEW ABOUT TERMS REWARDS DISCUSSION INVESTING FAQS

Get Equity
$6.64 Per Share

| | |
|---|---|
| RAISED | INVESTORS |
| $19,978.02 | 23 |
| MIN INVEST | VALUATION |
| $491.36 | $8.98M |

## REASONS TO INVEST



- Melting Forest offers delectable adaptogenic gummies and drinks, harnessing the potent benefits of Beta-Glucan found in adaptogens and nootropic mushrooms to naturally enhance your well-being.



- We cater to health-conscious consumers in the booming wellness industry, valued at $5.61T in 2022, with projections to reach $8.47T by 2027, growing at a CAGR of 8.6%.

 Our products are available in 1,000+ stores nationwide through UNFI, KEHE, & C&S Wholesale, some of the natural & grocery distributors in the U.S. Early retails include Amazon, 7-Eleven, and Kroger.

## TEAM



### Sean McDonald • Chief Executive Officer, Board Member

Sean is CEO of Melting Forest. While studying business administration at California Baptist University in Riverside, Calif. Sean began his career in the off-road industry as COO of off-road buggy manufacturer Predator Motor Corporation, overseeing the ...

Read More





### Virginia Provencio • CFO, Board Member (Part Time)

Virginia Provencio has been a business owner and entrepreneur for over 35 years, she has experience with bringing companies from infancies to success, in all of her ventures, she has always had her hand on the pulse of not only the finances but ...

Read More





### David Martin • Chief Revenue Officer

David is an Inventive, Assertive and High Performing Senior Sales & Marketing Executive bringing over 25 years experience of business development expertise to deliver substantial revenue growth in highly competitive business markets....

Read More



Show More

THE PITCH

# Embrace Holistic Wellness with Melting Forest

Step into the Forest with Melting Forest. Using only the best ingredients, our mushrooms are organic Reishi, Lions Mane, and Cordyceps mushrooms, providing Beta Glucan, a powerful ingredient found in adaptogens and nootropic mushrooms used for centuries to promote wellness. It is blended with premium ingredients in our product to increase efficacy and be truly functional in nature.



Melting Forest
UNLEASH THE POWER OF NATURE'S ADAPTOGENS
BENEFITS OF FUNCTIONAL MUSHROOMS
BOOSTS ENERGY, FOCUS, AND IMMUNITY
DE-STRESS AND REDUCES ANXIETY
BOOSTS MOOD OVERALL THROUGHOUT DAY AND BALANCES HORMONES
NON GMO
VEGAN
ORGANIC MUSHROOMS
GLUTEN FREE

Melting Forest brings wellness to the beverage scene with a sparkling symphony of ancient adaptogens and modern flavors. These powerful mushrooms, historically used for well-being, have been scientifically proven to enhance both body and mind. We prioritize taste without compromising on quality, meticulously crafting each sip to deliver a potent, functional dose in a delicious drink. Aside from our sparkling energy and d-stress offerings, our product range extends into mushroom coffee and even gummies, which are all designed to promote your wellness. We offer products that are non-GMO, vegan, gluten-free, and made with efficacious, clean ingredients.

Our proprietary blend of adaptogenic mushrooms has been specifically formulated to fully benefit the body and mind when you drink Melting Forest.  This includes but is not limited to increased focus, a boost in energy with no jitters or crashes, long-term brain health benefits, and reduced depression and anxiety.



**WHY MELTING FOREST?**

Efficacious levels of organic, non-GMO mushrooms

Clean and clear ingredients

Blends that are crafted with optimal functionality in mind

Enjoy vibrant, bold flavors while nourishing your body with plant-based power

Melting Forest is committed to supporting mental health and PTSD causes

Melting Forest is your gateway to holistic well-being, rooted in the world of functional mushrooms. Our founders, deeply passionate about holistic health, discovered the stress-relieving and energy-enhancing benefits of these mushrooms. Melting Forest invites you to embrace a balanced and harmonious lifestyle, harnessing nature's gifts for your well-being.

## THE OPPORTUNITY

## Rediscover Nature's Power

Melting Forest, created by the visionary team behind CBD Living, aims to recapture that essence. Melting Forest was born from a passion for holistic wellness, driven by our transparent and innovative entrepreneurs with backgrounds in CBD and nutraceuticals.

OUR FEATURED PRODUCTS
ENERGY DRINKS
Melting Forest
MUSHROOM ENERGY
Black Cherry
Orange Cream
Strawberry Lemonade
Mango Guava
D-STRESS DRINKS
MUSHROOM D-STRESS
Strawberry Lavender
Yuzu Lime
Watermelon Elderflower
Coconut Pineapple
GUMMIES
DAILY
Mixed Berry
D-STRESS
Dragon Fruit
SLEEP
Prickly Pear
COFFEE
MUSHROOM COFFEE
7 Functional Mushrooms + Cacao + Rhodiola + L-Theanine









We've harnessed the power of adaptogenic mushrooms, nootropics, and functional ingredients, blending them into sparkling beverages that are as delightful to drink as they are beneficial. We cater to the growing demand for delicious and effective ways to enhance well-being. Our range includes mushroom-

infused gummies, energy drinks, and D-Stress drinks as natural, holistic solutions. Our commitment to sustainability ensures we provide the best products for your well-being while caring for the environment.

Melting Forest operates with a transparent, data-driven approach. Our experienced team, led by Sean McDonald, employs a multi-faceted marketing strategy to drive brand awareness and product trials. This includes social media campaigns, targeted digital advertising, partnerships with retailers, and strategic public relations efforts. By combining the power of science, playful branding, and a commitment to sustainability, we believe Melting Forest is poised to disrupt the beverage industry and become a leader in the functional wellness space.

## THE MARKET & OUR TRACTION

## A Modern Wellness Solution for Health-Conscious Consumers



[Source](#)

Melting Forest makes products that are directly in the functional mushroom segment. As you can see, the global functional mushroom market is on fire, growing 9% every year and projected to double in the next

8 years from $31 billion to $62 billion. We believe our product is on the forefront of this categorical growth and we are riding this wave.

Melting Forest understands the modern wellness consumer: busy, health-conscious individuals (primarily Millennials and Gen Z, but anyone aged 21-55) who prioritize natural ingredients and functional benefits. They seek to perform at their best without compromising on taste or convenience. Unlike typical sugary energy drinks, Melting Forest harnesses the power of adaptogens and nootropics, such as Lion's Mane mushroom for focus and Reishi mushroom for immunity. Our products deliver these benefits in effective levels, thanks to Beta-Glucan — nature's secret weapon for wellness.



ZERO SUGAR
Melting Forest
MUSHROOM D-STRESS
Coconut Pineapple
ZERO SUGAR
Melting Forest
MUSHROOM D-STRESS
Strawberry Lavender
ZERO SUGAR
Melting Forest
MUSHROOM D-STRESS
Yuzu Lime
ZERO SUGAR
Melting Forest
MUSHROOM D-STRESS
Watermelon Elderflower

# OUR TRACTION

Launched in over

**1000 STORES**

**$660,000**

Raised from friends and family round

## Our distribution partners



unfi (united natural foods), TENACE INCUBATION, C&S Wholesale Grocers, KeHE, POD FOODS

## Our retail/online partners



Better Health, Bristol Farms, Foodland, King Soopers, 7-Eleven, airgoods, Sanctuary Fitness, Mickey Fine Pharmacy, Harmons, amazon, FAIRE, DOORDASH

## Strategic rollout

**FOCUSED ON WEST COAST IN 2024, THEN EXPANDING TO MIDWEST (2025) AND EAST COAST (2026)**

The global wellness market is growing, valued at $5.61 trillion in 2022, estimated to reach $8.47 trillion by 2027, growing at a CAGR of 8.6%.[1] Consumers are increasingly interested in natural solutions for stress, sleep, energy, and overall well-being, which aligns with our functional and delicious offerings.



CURRENT PARTNERS
FORTUNE
Huckleberry's
DASH MART
MAR-VAL
GOOD EARTH MARKETS
BROULIM'S
Lee's MARKETPLACE
KING Soopers
Clark's NUTRITION
Bristol Farms
Gelson's
LAZY ACRES natural market
WOODMAN'S MARKETS
Better Health
Papa Joe's
JUNGLE JIM'S
Edwards FOOD GIANT
Market STREET
VitaminsPlus
GOODY GOODY
ROUSES MARKETS
Foodland
Distributors and E-Tailers
shopify
amazon
FAIRE
airgoods
KeHE
UNFI
POD FOODS
STORES COMING SOON
Earth Fare
Mama Jean's
Cosentino's
Coborns
Harvest Market
Market of Choice
Mother's
New Seasons Market
Plum Market
Super 1 (ID, MT)
Tony's Fresh Market
Yokes


We've already launched in over 1,000 stores, partnering with major distributors like UNFI, KEHE, and C&S Wholesale. We are planning strategic expansion across the country, focusing on the West Coast this year.



**WHY INVEST**

## Your Journey Awaits at Melting Forest



Melting Forest is a growing brand in a growing category of functional mushroom products. We have an experienced team of operators and have done our research with a science-backed approach to the benefits in our products. This is your opportunity to be part of our movement and support the company led by a team with a proven track record to grow brands from the ground up.



### JOHN & TIM

⭐⭐⭐⭐⭐

"This is the perfect drink if you're looking to relax after a crazy day. It's been the perfect remedy... we're full time workers and parents to three... this is just what need to take the edge off."



### JESSIE

⭐⭐⭐⭐⭐

"Refreshing, relaxing, and it tastes great! I usually have to drink 1/2 servings because they work almost immediately! All of the flavors are great!"



### FRANK

⭐⭐⭐⭐⭐

"Delicious and it takes the edge off!"



### ISABELLA

⭐⭐⭐⭐⭐

"I'm a big fan. I always stock up. Out of all the Mushroom Drinks I have tried, these are the best."

*The above testimonials may not be representative of the opinions or of the experiences of other Melting Forest product users and are not a guarantee of future performance or success.*

We are excited about the overall growth of the functional mushroom category.  Our product also has quickly taken off, and in our first full operating year, we achieved $695,000 and are on track to achieve almost $1.7 million in projected sales in 2024.

Invest in the Melting Forest... your journey awaits.

# ABOUT

HEADQUARTERS

**226 N Maple St**
**Corona, CA 92878**

WEBSITE

**View Site** ↗

Melting Forest is an innovative wellness company who caters to health-conscious consumers and those looking to improve their life through boosting immunity and reducing stress levels. We have an eclectic offering of various products made from powerful adaptogens, functional mushrooms and other beneficial & clean ingredients. Our products are available in over 1,000 stores across the U.S (and growing), and we are also available on notable e-commerce sites such as Amazon and Faire. For in-store distribution, we've teamed up with the two largest natural-based distributors in the country, UNFI and KEHE, as well as with C&S Grocers, who deliver nationally to key accounts in the United States.

# TERMS
**Melting Forest**

## Overview

| | |
|---|---|
| **PRICE PER SHARE** | **VALUATION** |
| $6.64 | $8.98M |
| **DEADLINE** ⓘ | **FUNDING GOAL** ⓘ |
| Jan. 8, 2025 at 7:59 AM UTC | $15k - $1.23M |

## Breakdown

| | |
|---|---|
| **MIN INVESTMENT** ⓘ | **OFFERING TYPE** |
| $491.36 | Equity |
| **MAX INVESTMENT** ⓘ | **SHARES OFFERED** |
| $1,234,986.88 | Common Stock |
| **MIN NUMBER OF SHARES OFFERED** | |
| 2,259 | |
| **MAX NUMBER OF SHARES OFFERED** | |
| 185,992 | |

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing　　→

Offering Circular　　→

## Offering Memorandum

## Financials

## Risks

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### Investment Incentives and Bonuses*

**Loyalty Bonus**

As you are a member of the CBD living email subscription, friend, or family member of Melting Forest, you are eligible for 10% bonus shares.

**Time-Based Perks**

Early Bird 1: Invest $1,000+ within the first 3 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 3 weeks and receive 7% bonus shares.

Early Bird 3: Invest $10,000+ within the first 3 weeks and receive 10% bonus shares.

Early Bird 4: Invest $20,000+ within the first 3 weeks and receive 15% bonus shares.

Early Bird 5: Invest $50,000+ within the first 3 weeks and receive 25% bonus shares.

Early Bird 6: Invest $100,000+ within the first 3 weeks and receive 35% bonus shares.

**Amount-Based Perks**

Tier 1 Perk: Invest $1,000+ and receive a 20% discount on products for 1 year** + an exclusive investor kit.

Tier 2 Perk: Invest $5,000+ and receive a 25% discount on products for 1 year** + an exclusive investor kit + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a 30% discount on products for 1 year** + an exclusive investor kit + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive a 35% discount on products for 2 years** + an exclusive investor kit + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive a 35% discount on products for 2 years** + an exclusive investor kit, + an exclusive invite to a private investor dinner with the leadership team** + 20% bonus shares.

***Flights & boarding not included*

***Product discounts do not stack on top of any sale or promotional items*

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

Melting Forest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $664. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".*

# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Melting Forest.

**10%** **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

### Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

### $1,000

**Early Bird 1**

Invest $1,000+ within the first 3 weeks and receive 5% bonus shares.

| 06 | 02 | 02 | 08 |
|----|----|----|----|
| Days | Hours | Minutes | Seconds |

### $1,000

**Tier 1 Perk**

Invest $1,000+ and receive 20% discount on products for 1 year** + an exclusive investor kit.

## $5,000

### Early Bird 2

Invest $5,000+ within the first 3 weeks and receive 7% bonus shares.

| 06 | 02 | 02 | 08 |
|---|---|---|---|
| Days | Hours | Minutes | Seconds |

Select

## $5,000

### Tier 2 Perk

Invest $5,000+ and receive 25% discount on products for 1 year** + an exclusive investor kit + 5% bonus shares.

Select

## $10,000

### Early Bird 3

Invest $10,000+ within the first 3 weeks and receive 10% bonus shares.

| 06 | 02 | 02 | 08 |
|---|---|---|---|
| Days | Hours | Minutes | Seconds |

Select

## $10,000

### Tier 3 Perk

Invest $10,000+ and receive 30% discount on products for 1 year** + an exclusive investor kit + 10% bonus shares.

Select

## $20,000

### Early Bird 4

Invest $20,000+ within the first 3 weeks and receive 15% bonus shares.

| 06 | 02 | 02 | 08 |
|---|---|---|---|
| Days | Hours | Minutes | Seconds |

Select

## $20,000

### Tier 4 Perk

Invest $20,000+ and receive 35% discount on products for 2 years** + an exclusive investor kit + 15% bonus shares.

Select

## $50,000

### Early Bird 5

Invest $50,000+ within the first 3 weeks and receive 25% bonus shares.

| 06 | 02 | 02 | 08 |
|---|---|---|---|
| Days | Hours | Minutes | Seconds |

Select

## $50,000

### Tier 5 Perk

Invest $50,000+ and receive 35% discount on products for 2 years** + an exclusive investor kit, + an exclusive invite to a private investor dinner with the leadership team** + 20% bonus shares.

Select

## $100,000

### Early Bird 6

Invest $100,000+ within the first 3 weeks and receive 35% bonus shares.

| 06 | 02 | 02 | 08 |
|---|---|---|---|
| Days | Hours | Minutes | Seconds |

Select

# JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

**Ice breaker! What brought you
to this investment?**

# HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |
|---|---|---|---|---|

## WHY STARTENGINE?


**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!


**SECURE**
Your info is your info. We take pride in keeping it that way!


**DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

## FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs



**Get To Know Us**

Our Team

Careers

Blog

**Let's Work Together**

Raise Capital

Refer a Founder, earn $10k

Success Stories

**Need Help**

Contact Us

Help Center

Partnerships







Terms of Use     Privacy Policy     Disclaimer     Annual Reports     Form CRS     Reg. BI Disclosure

**Important Message**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

**www.StartEngine.com** is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

**Canadian Investors**

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

**StartEngine Marketplace**

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.